P.E. 1/1/02

02012202

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2002

TEFRON LTD.
(Translation of registrant's name into English)

28 Chida Street, Bnei-Brak 51371, Israel
(address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

TEFRON LTD.

This Form 6-K consists of:

1. a press release of Tefron Ltd. (the "Company"), dated January 14, 2002, regarding the Company's application for a patent for a two-ply support garment and

2. a press release of the Company, dated January 17, 2002, regarding the Company's presentation of its new collection at the INTERFILIERE 2002 exhibition in Paris, between January 25 and January 28, 2002.

news

FRB | WEBER SHANDWICK FINANCIAL COMMUNICATIONS

Re: Tefron Ltd.
28 Chida Street
Bnei-Brak, 51371
Israel

AT THE COMPANY

Mr. Yosef Shiran
Chief Executive Officer
972-3-579-8701

AT FRB/WEBER SHANDWICK

Marilynn Meek - General Info. (212) 445-8451
Vanessa Schwartz - Analysts (212) 445-8433
Judith Sylk-Siegel – Media (212) 445-8431

TEFRON LTD. FILES PATENT FOR TWO-PLY SUPPORT GARMENT

Bnei-Brak, Israel, January 14, 2002 – Tefron Ltd. (NYSE:TFR), one of the world's leading producers of seamless intimate apparel, today announced that it has applied for a patent for a two-ply support garment.

Long recognized for its innovative technology in the intimate apparel, active wear, sportswear and swimwear industry the Company has filed its most recent patent for a fabric that is made less resistant to stretching by a bonding process. The resultant fabric can provide increased support and/or shaping properties in selected areas of a garment.

Mr. Yos Shiran, Chief Executive Officer of Tefron commented, "We, at Tefron are always striving to improve upon our innovations in order to provide our clients with highest quality garments for their customers. As a result of the new technology we are able to produce different degrees of stretch and support in one piece of fabric, providing today's women with a bra that melds to the body and delivers new dimensions in terms of comfort and fit."

Tefron is introducing this new product to its customers and has been receiving an enthusiastic response to its latest technological advancement. The Company anticipates the bra being in the market place toward the end of 2002.

Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, Gap, Banana Republic, Target, Nuke, DKNY, DIM and Schiesser, as well as three other well-known American designer labels. The company's product line includes knitted briefs, bras, tank tops, loungewear, nightwear, T-shirts, bodysuits and active wear primarily for women.

This press release contains certain forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, fluctuations in product demand, economic conditions as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated.

news

FRB | WEBER SHANDWICK

Re: Tefron Ltd.
28 Chida Street
Bnei-Brak, 51371
Israel

AT THE COMPANY
Mr. Yosef Shiran
Chief Executive Officer
972-3-579-8701

AT FRB/WEBER SHANDWICK
Marilynn Meek - General Info. (212) 445-8451
Vanessa Schwartz - Analysts (212) 445-8433
Judith Sylk-Siegel – Media (212) 445-8431

TEFRON LTD. TO PARTICIPATE AT INTERFILIERE 2002 EXHIBITION IN PARIS

BNEI BRAK, ISRAEL, January 17, 2002 - Tefron Ltd. (NYSE: TFR), one of the world's leading producers of seamless intimate apparel, will present its new collection and latest technological and ergonomic innovations at the INTERFILIERE 2002 exhibition in Paris, between January 25 and January 28.

The exhibition, a global showcase for intimate apparel, brings together the industry's key participants. Tefron will present its Spring/Summer 2003 collection, which demonstrates the Company's latest breakthroughs in seamless fashion, all of which are based on unique and patented adaptations of seamless technology.

Tefron continues to maintain industry leadership through technological innovation and its ability to forecast and deliver exactly what its customers want.

The Company was recently granted patents for a series of features associated with the production of its Millennium Bra. Revolutionary technology enables the production of a two-ply seamless bra knitted in one single piece. Its features include the ability to provide stretch in desired areas, while maintaining resilience to stretch in the places that need firm support. Response to the Millennium bra, on sale at a large number of stores in the US and Europe, has been enthusiastic. Tefron intends to incorporate the principles of this new technology into existing and new product lines for active wear sportswear and swimwear.

Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, Gap, Banana Republic, Target, Nike, DKNY, DIM and Schiesser, as well as three other well-known American designer labels. The company's product line includes knitted briefs, bras, tank tops, loungewear, nightwear, T-shirts, bodysuits and active wear primarily for women.

-MORE-

This press release contains certain forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, fluctuations in product demand, economic conditions as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEFRON LTD

By: ______________________
Name: Gil Rozen
Title: Chief Financial Officer

By: ______________________
Name: Hanoch Zlotnik
Title: Comptrolloer

Date: January 28, 2002